EXHIBIT 8.0
 List of Subsidiaries

Name	Jurisdiction	Business	% of Ownership

TAG Oil (NZ) Limited	New Zealand	Oil and gas exploration	100%

TAG Oil (Canterbury) Limited	New Zealand	Oil and gas exploration	100%

Cheal Petroleum Limited	New Zealand	Oil and gas exploration and production	100%

PEP 38757 Limited	New Zealand	Oil and gas exploration	100%

PEP 38758 Limited	New Zealand	Oil and gas exploration	100%

Durum Energy (PNG) Limited (1)	Papua New Guinea	Oil and gas exploration	100%

(1)	During the 2004 fiscal year Durum Energy (PNG) Limited ceased operations and is in the process of being wound up and deregistered.